Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED April 24, 2026

TO THE PROSPECTUS DATED APRIL 3, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 3, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose the pending consolidation of the Operating Partnership.

Pending Consolidation of Operating Partnership

As previously disclosed, we expect to invest our capital and all of the proceeds raised in our offerings in the Operating Partnership in exchange for OP Units and to hold no assets other than OP Units. As a result, we expect to consolidate the Operating Partnership at such time our investment in the Operating Partnership is considered significant to the Operating Partnership (based on GAAP), and thereafter will present the results of operations on a consolidated basis.

We expect the consolidation of the Operating Partnership will occur effective May 1, 2026, and are filing this supplement to provide prospective investors pro forma financial information for the Company reflecting the impact of the consolidation to the Company’s financial statements. Please note that audited consolidated financial statements of the Operating Partnership as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 were included in our Annual Report on Form 10-K for the year ended December 31, 2025 and previously incorporated in our prospectus by reference to such filing.

1

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

Unaudited Pro Forma Consolidated Financial Statements of IPC Alternative Real Estate Income Trust, Inc.

On May 1, 2026, IPC Alternative Real Estate Income Trust, Inc. (the “Company”) plans to consolidate IPC Alternative Real Estate Operating Partnership, LP and subsidiaries (“ALT REIT OP”), through a step acquisition which will be accounted for as a business combination using the acquisition method of accounting. Prior to the step acquisition, ALT REIT OP has been accounted for as an equity-method investment. The consolidation will be considered a significant acquisition.

The Unaudited Pro Forma Consolidated Financial Statements (“pro forma financial statements”) give effect to the proposed acquisition and consolidation of ALT REIT OP by the Company. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2025 gives effect to the ALT REIT OP acquisition and consolidation as if it had been consummated on December 31, 2025 and includes historical data as reported by the separate companies as well as transaction accounting and consolidation adjustments attributable to the ALT REIT OP acquisition and consolidation. The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2025 gives effect to the ALT REIT OP acquisition and consolidation as if it had been consummated on January 1, 2025 and includes historical data as reported by the separate companies as well as transaction accounting and consolidation adjustments attributable to the ALT REIT OP acquisition and consolidation.

The transaction accounting pro forma adjustments reflecting the pending consolidation of the ALT REIT OP are based upon the acquisition method of business combination accounting in accordance with generally accepted accounting principles and upon the assumptions set forth in the notes included in this section. The pro forma consolidated financial statements have been prepared based on available information, using estimates and assumptions that management believes are reasonable. These estimates and assumptions affect reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been prepared solely for the purposes of developing this unaudited pro forma consolidated financial information. The pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to reflect the results the consolidated entity may achieve in future periods or the historical results that would have been obtained had the Company and ALT REIT OP been a consolidated entity during the relevant period.

The assumptions used and adjustments made in preparing the pro forma consolidated financial statements are described in the notes hereto, which should be read in conjunction with the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements and related notes contained herein should be read in conjunction with the historical financial statements and related notes of the Company and ALT REIT OP.

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2025

(Dollar amounts in thousands, except per share amounts)

	IPC Alternative Real Estate Income Trust, Inc. Historical (a)	IPC Alternative Real Estate Operating Partnership, LP Historical (b)	Transaction Accounting / Consolidating Pro Forma Adjustments	Notes	Pro Forma Consolidated IPC Alternative Real Estate Income Trust, Inc.
ASSETS
Assets:
Investment properties held and used:
Land	$—	$56,953	$12,870	(c)	$69,823
Building and other improvements	—	381,726	(63,387)	(c)	318,339
Total	—	438,679	(50,517)		388,162
Less: accumulated depreciation	—	(55,596)	55,596	(c)	—
Net investment properties held and used	—	383,083	5,079		388,162
Cash and cash equivalents	—	8,753	—		8,753
Restricted cash	—	413	—		413
Investment in Operating Partnership	11,021	—	(11,021)	(d)	—
Distributions receivable from Operating Partnership	55	—	(55)	(e)	—
Receivable from Operating Partnership	250	—	(250)	(e)	—
Accounts and rent receivable	—	5,462	(5,221)	(f)	241
Acquired lease intangible assets, net	—	26,121	14,169	(c), (q)	40,290
Finance lease right-of-use asset, net	—	1,995	(382)	(g)	1,613
Operating lease right-of-use assets, net	—	3,334	1,653	(h)	4,987
Other assets	—	2,559	1,374	(i)	3,933
Total assets	$11,326	$431,720	$5,346		$448,392

LIABILITIES AND EQUITY
Liabilities:
Mortgage loans payable, net	$—	$270,872	$2,452	(j)	$273,324
Credit facility payable	—	8,000	—		8,000
Accounts payable and accrued expenses	—	3,005	—		3,005
Finance lease liability	—	2,890	(1,210)	(k)	1,680
Operating lease liability	—	1,762	(706)	(l)	1,056
Distributions payable	55	624	(55)	(e)	624
Redemptions payable	—	459	—		459
Acquired lease intangible liabilities, net	—	27,316	(13,700)	(c), (q)	13,616
Due to related parties	250	505	(250)	(e)	505
Other liabilities	—	2,073	—		2,073
Total liabilities	305	317,506	(13,469)		304,342

Commitments and contingencies

Equity:
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025	—	—	—		—
Common stock, Class T shares, $0.01 par value per share, 400,000,000 shares authorized, 192,706 shares issued and outstanding as of December 31, 2025	2	—	—		2
Common stock, Class S shares, $0.01 par value per share, 400,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025	—	—	—		—

Common Stock, Class D shares, $0.01 par value per share, 400,000,000 shares authorized, 24,711 shares issued and outstanding as of December 31, 2025	—	—	—		—
Common Stock, Class I shares, $0.01 par value per share, 400,000,000 shares authorized, 382,195 shares issued and outstanding as of December 31, 2025	3	—	—		3
Common Stock, Class X-1 shares, $0.01 par value per share, 200,000,000 shares authorized, 18,222 shares issued and outstanding as of December 31, 2025	—	—	—		—
Common Stock, Class X-2 shares, $0.01 par value per share, 200,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025	—	—	—		—
Common Stock, Class A shares, $0.01 par value per share, 100,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025	—	—	—		—
General Partner	—	—	—		—
Limited Partners	—	112,109	(112,109)	(m)	—
Additional paid-in capital	13,032	—	—		13,032
Accumulated deficit	(1,685)	—	3,478	(n)	1,793
Accumulated other comprehensive (loss) income	(331)	2,105	(1,774)	(o)	—
Noncontrolling interests	—	—	129,220	(p)	129,220
Total equity	11,021	114,214	18,815		144,050
Total liabilities and equity	$11,326	$431,720	$5,346		$448,392

IPC Alternative Real Estate Income Trust, Inc.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

as of December 31, 2025

(Dollar amounts in thousands, except per share amounts)

(a)
Reflects the historical audited balance sheet of the Company as of December 31, 2025, which is included in the Company’s Annual Report on Form 10-K, filed with the SEC on March 18, 2026.
(b)
Reflects the historical audited consolidated balance sheet of ALT REIT OP as of December 31, 2025, which is included in the Company’s Annual report on Form 10-K, filed with the SEC on March 18, 2026.
(c)
Represents the initial estimates of the step up in fair value for the investment properties to reflect the allocation of the purchase price to identifiable net assets acquired.
(d)
Represents the elimination of the Company’s equity method investment in ALT REIT OP upon consolidation.
(e)
Represents the elimination of intercompany balances and transactions between the Company and ALT REIT OP upon consolidation.
(f)
Represents the removal of ALT REIT OP’s historical straight-line rent receivable balance, as lease accounting is reset upon acquisition.
(g)
Includes an adjustment of $(786) related to remeasurement of finance lease right-of-use asset upon acquisition and an adjustment of $404 related to allocation of purchase price to finance lease intangibles upon acquisition. The Company amortizes the finance lease intangibles on a straight-line basis over the estimated useful life. As of December 31, 2025, the remaining useful life for finance lease intangibles was approximately 81 years.
(h)
Includes an adjustment of $(543) related to remeasurement of operating lease right-of-use assets upon acquisition and an adjustment of $2,196 related to allocation of purchase price to operating lease intangibles upon acquisition. The Company amortizes the operating lease intangibles on a straight-line basis over the estimated useful lives. As of December 31, 2025, the weighted average remaining useful life for operating lease intangibles was approximately 71 years.
(i)
Represents the adjustment for fair value of derivatives upon acquisition.
(j)
Represents the adjustment of ALT REIT OP’s mortgage loans payable balances to fair value upon acquisition and the write-off of related unamortized debt issuance costs and unamortized loan discount.
(k)
Represents the adjustment for the remeasurement of the finance lease liability upon acquisition.
(l)
Represents the adjustment for the remeasurement of the operating lease liability upon acquisition.
(m)
Represents the elimination of historical limited partners’ capital of ALT REIT OP upon consolidation.
(n)
Represents the gain recorded for the step up in fair value of the Company’s investment in ALT REIT OP upon acquisition.
(o)
Represents the removal of accumulated other comprehensive income of the Company and ALT REIT OP as the accumulated other comprehensive income is reset to zero upon acquisition.
(p)
This adjustment records noncontrolling interest representing the portion of ALT REIT OP not owned by the Company upon consolidation.
(q)
The Company amortizes the acquired lease intangible assets and acquired lease intangible liabilities on a straight-line basis over the estimated useful lives. As of December 31, 2025, the weighted average remaining useful lives for acquired lease intangible assets and acquired lease intangible liabilities were approximately 11 years and approximately 26 years, respectively.

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Dollar amounts in thousands, except per share amounts)

	IPC Alternative Real Estate Income Trust, Inc. Historical (a)	IPC Alternative Real Estate Operating Partnership, LP Historical (b)	Transaction Accounting / Consolidating Pro Forma Adjustments	Notes	Pro Forma Consolidated IPC Alternative Real Estate Income Trust, Inc.
Revenues:
Rental revenue	$—	$34,165	$(172)	(c)	$33,993
Other property revenue	—	339	—		339
Total revenues	—	34,504	(172)		34,332

Expenses:
Property operating expenses	—	5,620	69	(d)	5,689
Real estate tax expense	—	1,824	—		1,824
General and administrative expenses	—	4,163	—		4,163
Advisor management fee	—	787	—		787
Depreciation and amortization	—	17,978	2,994	(e)	20,972
Total expenses	—	30,372	3,063		33,435

Other Income (Expense):
Loss from equity method investment in Operating Partnership	(769)	—	769	(f)	—
Interest expense	—	(15,335)	1,148	(g)	(14,187)
Interest and other income	—	4	—		4
Net loss	(769)	(11,199)	(1,318)		(13,286)
Net loss attributable to noncontrolling interests	—	—	11,918	(h)	11,918
Net loss attributable to common stockholders	$(769)	$(11,199)	$10,600		$(1,368)

Net loss per common share, basic and diluted	$(2.05)	$—	$(0.16)	(i)	$(2.21)

Weighted average number of common shares outstanding, basic and diluted	375,495	—	242,339	(j)	617,834

IPC Alternative Real Estate Income Trust, Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the year ended December 31, 2025

(Dollar amounts in thousands, except per share amounts)

(a)
Reflects the audited results of operations of the Company for the year ended December 31, 2025, which are included in the Company’s Annual Report on Form 10-K, filed with the SEC on March 18, 2026.
(b)
Reflects the audited results of operations of ALT REIT OP for the year ended December 31, 2025, which are included in the Company’s Annual Report on Form 10-K, filed with the SEC on March 18, 2026.
(c)
The Company recognizes rental revenue for operating leases on a straight-line basis over the life of the related lease, including any rent steps or abatement provisions. An adjustment in the amount of $1,549 is made to reflect rental revenue on a straight-line basis as if the Company had acquired ALT REIT OP as of January 1, 2025. In addition, the Company records acquired above-market and below-market leases at their fair value and recognizes the related amortization over the weighted average lives of the related leases as an adjustment to rental revenue. As such, an adjustment in the amount of $(1,721) is made to reflect rental revenue as if the Company had acquired ALT REIT OP as of January 1, 2025.
(d)
Reflects (i) cumulative impact of $3 related to ground lease rent expense, interest expense on ground lease liabilities and amortization of right-of-use assets and (ii) $66 of additional amortization expense resulting from the fair-value adjustment of ground lease intangibles. The Company amortizes ground lease intangibles over the life of the lease, including extensions.
(e)
Reflects the increase in depreciation and amortization expense during the year ended December 31, 2025 as if the Company had acquired ALT REIT OP as of January 1, 2025. The Company records depreciation and amortization on a straight-line basis over the estimated useful lives, ranging between 6 months and 40 years.
(f)
Reflects the elimination of the loss from equity method investment in ALT REIT OP upon consolidation.
(g)
Includes an adjustment to remove $1,691 of amortization of loan fees and mortgage discount as if the Company had acquired ALT REIT OP as of January 1, 2025. Also, includes an additional $543 related to the adjustment for derivatives amortization into interest expense.
(h)
Reflects the allocation of a portion of the consolidated net loss to noncontrolling interests based on the ownership percentage in ALT REIT OP not owned by the Company upon consolidation.
(i)
Reflects the increase in net loss per common share to illustrate the impact of consolidation of ALT REIT OP, giving effect to transaction accounting pro forma adjustments and the elimination of intercompany activity, after the allocation of net loss to noncontrolling interests.
(j)
Reflects the increase to weighted average common shares outstanding assuming the consolidation occurred at the beginning of the period.